Exhibit 3.39

DELL PRODUCTS GP L.L.C.

CERTIFICATE OF FORMATION

This Certificate of Formation of Dell Products GP L.L.C. (the “Company”) is being executed and filed by the undersigned to form a limited liability company under the Delaware Limited Liability Company Act.

1.	The name of the limited liability company formed hereby is “Dell Products GP L.L.C.”

2.

The address of the registered office of the Company in the State of Delaware and County of New Castle is 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808. The registered agent for service of process on the Company at such registered office is Corporation Service Company.

In witness whereof, the undersigned has executed this Certificate of Formation by and through its duly authorized officer on June 18, 2003.

DELL PRODUCTS GEN P. CORP.

By:	/s/ THOMAS H. WELCH, JR.
Thomas H. Welch, Jr.
Vice President and Assistant Secretary